Exhibit 99.1

Grant of Restricted Stock Units and Warrants to Employees in Genmab
Company Announcement

COPENHAGEN, Denmark; September 24, 2026 – Genmab A/S (Nasdaq: GMAB) announced today that the Board of Directors decided to grant 13,794 restricted stock units and 13,331 warrants to employees of the Company and the Company's subsidiaries.

Each restricted stock unit is awarded cost-free and provides the owner with a conditional right to receive one share in Genmab A/S of nominally DKK 1. The fair value of each restricted stock unit is equal to the closing market price on the date of grant of one Genmab A/S share, DKK 2,268.

The restricted stock units will vest on the first banking day of the month following a period of three years from the date of grant. Furthermore, the restricted stock units are subject to vesting conditions set out in the restricted stock unit program adopted by the Board of Directors. Information concerning Genmab’s restricted stock unit program can be found on www.genmab.com under Investors > Governance > Compensation > Restricted Stock Units.

The exercise price for each warrant is DKK 2,268. Each warrant is awarded cost-free and entitles the owner to subscribe one share of nominally DKK 1 subject to payment of the exercise price. By application of the Black-Scholes formula, the fair value of each warrant can be calculated as DKK 781.96.

The warrants vest three years after the grant date, and all warrants expire at the seventh anniversary of the grant date. The new warrants have been granted on the terms and conditions set out in the warrant program adopted by the Board of Directors on February 23, 2021. Information concerning Genmab’s warrant schemes can be found on www.genmab.com under Investors > Governance > Compensation > Warrants.

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.
Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com or follow us on LinkedIn, X, Facebook and Instagram.
Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

The Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 38 Page 1/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Grant of Restricted Stock Units and Warrants to Employees in Genmab

relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in the Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 38 Page 2/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122